Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: July 6, 2015

The following letter was sent to employees of Humana Inc. (the “Company”) on July 3, 2015:

A Message from Bruce Broussard

Today marks an important and exciting day in our company’s history. We have just announced that Aetna and Humana will merge to create a new healthcare organization. While there are many reasons to be excited about this, you should take pride in knowing that through your extraordinary work and commitment to our customers, and to each other, our organization has garnered a great deal of attention and respect.

As you know, the healthcare system is undergoing significant change — a tremendous increase in consolidation among pharmaceutical companies, hospitals and physician practices; a growing discontent in the marketplace around the pace of change in the system; and recognition that the status quo has hindered quality and affordable healthcare. Faced with these dynamics, a merger with Aetna enables us to take on the future with strength and more confidence.

I firmly believe this is the right time, and Aetna is the right partner, to begin this new phase of our company’s journey. Aetna has a long and stellar reputation, is well-respected, and is nationally recognized as a top-tier employer committed to the health, productivity and quality of life of its employees.

Importantly, we also share a similar vision for transforming the future of healthcare, improving the health of our customers, and helping our provider partners do their best work. Together, we will be able to deliver, at local and national scale, a simple, personalized and higher-quality healthcare experience to many more customers across the country, many of whom will benefit from our more advanced consumer capabilities and integrated clinical programs. This aligns with and accelerates the great work we have begun with our Enterprise Goal.

Today’s announcement is just the first step. The closing of the transaction, which is expected to occur in the second half of 2016, is subject to regulatory approvals and a shareholder vote by both companies. Until the closing, we will remain separate companies, and we will operate business as usual.

This is a work in progress and over the next year we will be working on integration plans. There will be more to share in the months ahead, and I commit to providing you with updates as more information becomes available. For example, right now we know that, although the headquarters will be in Hartford, CT, the combined company’s Medicare, Medicaid and TRICARE businesses will be headquartered in Louisville, KY. Also, given the agile nature of the combined company’s workforce, we anticipate there will be a population of associates in many existing locations across the country.

There are still many details to work out, but in the meantime, attached are answers to some questions you may have about today’s announcement, and a link to the news release that was issued today. Also, I will be hosting an all-leader virtual meeting Monday for which details will follow. This meeting will be recorded and made available on Hi! for all associates to access.

I realize this news may evoke many different feelings for you; it has for me. It has not been an easy process or decision to make. It took several months of careful review and consideration by the Board and Management Team to ensure our decision rested in the best interest of all our constituents. There has been a lot of information to process over the past few weeks, and I am appreciative and grateful for your commitment to concentrate on your responsibilities to our customers and partners.

I deeply appreciate all that you do, and look forward to this next phase of our journey together.

Sincerely,

Bruce

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following FAQs were made available to certain employees, members, providers, communities and suppliers of the Company:

Humana Stakeholder FAQ

ALL STAKEHOLDERS (Associates, Members, Providers, Communities, Suppliers)

1.	What was announced?

We have announced that we have entered into a definitive agreement under which Aetna will acquire all outstanding shares of Humana.

The complementary combination brings together Humana’s growing Medicare Advantage business with Aetna’s diversified portfolio and commercial capabilities to create a company serving the most seniors in the Medicare Advantage program and the second-largest managed care company in the United States.

2.	How did this transaction come about? Why is Humana combining with Aetna?

Earlier this year, Humana received indications from third parties regarding a possible strategic transaction. Consistent with its fiduciary duties as a public company board of directors, Humana’s Board considered and evaluated these indications of interest. After an extensive review and evaluation with the assistance of outside legal counsel and financial advisors, Humana’s Board determined that our agreement with Aetna was in the best interest of the company and its shareholders.

Humana’s Board and leadership team believe that this is the right time, with the right partner, to begin this new phase of our journey. Aetna shares our vision for the future. Over time, as we bring our companies together, we expect to accelerate the progress we are making to transform the way healthcare is delivered – improving the health of our consumers and helping our provider partners do their best work.

3.	When will the transaction be completed? What are the next steps?

We expect the transaction to close in second half of 2016, subject to customary closing conditions, regulatory approvals and approval of both companies’ shareholders. Until the closing, we remain separate independent companies and will operate as usual.

4.	What are Aetna’s plans for integrating Humana?

We will continue to operate as usual until closing. Over the coming months, we expect to build a planning team that would work to address how we can best utilize each other’s capabilities and bring our companies together. We are still early in the process and it is therefore premature to discuss specifics at this time.

5.	Who will lead the new company?

Following the close of the transaction, Mark Bertolini will serve as Chairman and CEO of the combined company.

6.	Where will the combined company’s headquarters be located? What happens to Humana’s headquarters in Louisville?

The combined company will be headquartered in Hartford, CT. After closing Aetna will make Louisville the headquarters for its Medicare, Medicaid and TRICARE businesses, and will maintain a significant corporate presence in Louisville.

7.	What will happen to the Humana brand and name?

Over the coming months, we expect to build a planning team that would work to address how we can best utilize each other’s capabilities and bring our companies together. It is premature to discuss specifics at this point as we are still early in the process.

ASSOCIATES

8.	What does this transaction mean for Humana associates? How will this transaction benefit Humana associates?

Aetna is a strong cultural match for Humana. Like Humana, Aetna also has a purpose-based culture focused on excellence, and it holds itself to high standards, including supporting the professional development of its associates. We expect Humana associates will benefit from being part of a larger, more diversified organization with additional opportunities for growth and development.

Aetna shares a similar vision for the future. Our combination is about building on what has made Humana successful and accelerating the progress we are making to transform the way healthcare is delivered.

9.	Will this transaction impact Humana jobs?

We will continue to operate as usual through closing. Aetna recognizes that Humana’s associates have been an integral part of our company’s success, and they have great respect for what we have accomplished. While some change can be expected, it is premature to discuss specifics. We expect Humana’s associates to be an important part of the Aetna team.

Aetna has a long and stellar reputation. It is well-respected — and nationally recognized — as a top-tier employer committed to the health, productivity and quality of life of its employees.

Given the agile nature of the combined organization’s workforce, we anticipate there will be a population of associates in many locations across the country.

10.	Will any Humana offices outside of Louisville close as a result of this transaction? What if the business in which I work was not mentioned as staying in Louisville?

We will continue to operate as usual through closing.

Over the coming months, we expect to build a planning team that would work to address how we can best utilize each other’s capabilities and bring our companies together. Given the agile nature of the combined organization’s workforce, we anticipate there will be a population of associates in many locations across the country; Aetna also has a very large WAH population.

We are still early in the process and it is therefore premature to discuss specifics at this time. We will keep you informed as we can.

11.	Will severance be offered if there are job changes?

It is premature to speculate on any potential job changes. We will continue to operate as usual through closing. Aetna recognizes that Humana’s associates have been an integral part of our company’s success, and we expect Humana’s associates to be an important part of the Aetna team. Like Humana, Aetna has a record of treating its associates well and with dignity under any scenario.

12.	Will this transaction impact benefits or compensation for Humana associates?

We will continue to operate as usual through closing, including for benefits and compensation. 2015 bonus eligibility and targets will not change as a result of this transaction.

When you bring two companies together, there are always similarities and differences between compensation and benefits plans. Over the coming months, we will be looking at these kinds of details to determine what’s best for the combined company after the closing. To the extent there are any changes, we would inform you well in advance, as we have in the past. Like Humana, Aetna is committed to compensation structures that incentivize and reward success.

13.	Will there be any changes to reporting structures for Humana associates?

We will continue to operate as usual through closing and do not expect any changes to reporting structures.

Over the coming months, we expect to build a planning team that would work to address how we can best utilize each other’s capabilities and bring our companies together, including how reporting structures may look after the close. We are still early in the process and it is therefore premature to discuss specifics at this time. We will keep you informed as we can.

14.	Will Humana associates be asked to relocate?

We will continue to operate as usual through closing and do not expect that a significant number of our associates would be asked to relocate as a result of the transaction.

15.	Will Humana continue to hire, promote, or make other organizational changes between now and the close of the transaction?

It remains business as usual through the closing of the transaction.

16.	What happens to the Humana stock or options that associates own? Can associates trade their shares?

Until the transaction is complete, trading in Humana stock owned by associates will continue to be subject to the current insider trading policy. At closing, employee shareholders will receive the same cash and equity considerations as all other Humana shareholders, as described in our press release.

17.	What do I do if I’m contacted by a member of the press about the transaction?

If you receive any calls from the media or other outside parties, please forward them to Tom Noland at 502-580-3674 or Tnoland@humana.com, who will respond on the Company’s behalf.

If you receive any inquiries from analysts or investors, please forward them to Regina Nethery at 502-580-3644 or Rnethery@humana.com.

If you or your team receives any calls or questions from federal, state or local government officials, please refer them to Heidi Margulis at 502-580-1854 or Hmargulis@humana.com.

If additional communications are required, please contact Joan Lenahan at 502-580-3778 or Jlenahan@humana.com.

20.	Who should associates contact with additional questions? Where can associates go for more information?

If associates have additional questions, they may contact their manager or HR representative, as usual.

We will do our best to answer additional questions we receive. Keep in mind, we are early in this process. We do not have all the answers today. We will continue to provide as much information as we can, when we can.

MEMBERS

21.	What does this transaction mean for Humana members?

Humana will continue to operate as usual through the closing of the transaction. This means that members’ coverage, network of providers and how we work with members will also continue as usual through the end of their contract year.

Over time, as we bring our companies together, we expect to accelerate the progress we are making to transform the way healthcare is delivered – improving the health of our members and helping our provider partners do their best work.

For example, with Aetna, the combined company will have:

•	A broader portfolio of health-plan options and innovative technologies to simplify the consumer experience. Like Humana, Aetna is known for the quality of its products, with a leading percentage of membership in Medicare plans rate four STARS or higher. In addition to quality products, the newly combined company will offer a broad range of affordable offerings that will vastly increase consumer choice as people progress on their lifelong health journey. Aetna’s commercial group members complement our strength in Medicare and will augment the combined company’s ability to grow its businesses and deepen its provider relationships.

Both companies have been significantly investing in simplifying and personalizing the consumer experience. This offers the combined entity the opportunity to create best-of-breed technology, process improvements and data analytics to accelerate the simplification of the healthcare system for consumers.

•	Leading industry technology and services to assist providers in their transition to value based reimbursement, and improve coordinating care for members and providers. Aetna’s orientation toward various services for multiple kinds of providers complements Humana’s focus on primary care and on systems, processes and integrated clinical programs that help providers do their best work and improve population health. Aetna’s Healthagen insights technology fits well with our Transcend, Transcend Insights and CareHub/CGX assets. In addition, our Humana Pharmacy, Humana at Home, and Humana Vitality capabilities will increase clinical engagement, with a focus on consumer empowerment, for millions more people nationwide.

•	Greater, more diversified local market reach, creating economies of scale that support affordable premiums and lower administrative costs. The combined company will have more than 33 million commercial and government members across the country, as well as both the largest Medicare Advantage and Prescription Benefit Management programs. With this increased scale, we will be able to offer cost efficiency over a much larger membership base to help keep premiums affordable.

In addition, the combined company will be able to offer physicians a more integrated experience, thereby driving greater administrative efficiencies and increasing the quality and quantity of time doctors can spend providing patient care.

Thus, scale through this combination doesn’t just mean bigger. It also means better – better consumer experiences, better clinical outcomes and more affordable, quality healthcare for millions more people.

22.	Will members see any changes in premiums, deductibles, providers and coverage as a result of the combination?

We are serving members as we always have and are operating as usual. This means that members’ coverage, network of providers and how we work with members will also continue as usual.

Over time, as we bring our companies together, we expect to accelerate the progress we are making to transform the way healthcare is delivered – improving the health of our consumers and helping our provider partners do their best work.

23.	Can I continue to use my current card? Are there any changes in customer service numbers?

Members can continue to use their current healthcare card. We are serving members as we always have and will continue to operate as usual through closing of the transaction.

24.	Are there any changes in customer service numbers?

We are serving members as we always have and are operating as usual. Members can use the customer service numbers that they currently use.

25.	I’ve used Aetna’s coverage in the past and didn’t like it. Can you assure me my coverage will remain the same?

Humana is continuing to operate as usual. This means that members’ coverage, network of providers and how we work with them will also continue as usual through the end of their contract year. As always, we are committed to providing members with a high quality health care experience and superior service.

26.	What happens after the transaction closes to my [coverage, premiums, health card…]?

A member’s coverage, network of providers and how we work with them will continue as usual through the end of your contract year. As always, we are committed to providing members with a high quality health care experience and superior service.

PROVIDERS

27.	What does this transaction mean for Humana providers?

We are working with providers as we always have and are operating as usual. Providers should see no changes in how we work with them through closing of the transaction.

Over time, as we bring our companies together, we expect to accelerate the progress we are making to transform the way healthcare is delivered – improving the health of our consumers and helping our provider partners do their best work.

For example, with Aetna, the combined company will have:

•

A broader portfolio of health-plan options and innovative technologies to simplify the consumer experience. Like Humana, Aetna is known for the quality of its products, with a leading percentage of membership in Medicare plans rate four STARS or higher. In addition to quality products, the newly combined company will offer a broad range of affordable offerings that will vastly increase consumer choice as people progress on their lifelong health journey. Aetna’s commercial group members complement our strength in Medicare and will augment the combined company’s ability to grow its businesses and deepen its provider relationships.

Both companies have been significantly investing in simplifying and personalizing the consumer experience. This offers the combined entity the opportunity to create best-of-breed technology, process improvements and data analytics to accelerate the simplification of the healthcare system for consumers.

•	Leading industry technology and services to assist providers in their transition to value based reimbursement, and improve coordinating care for members and providers. Aetna’s orientation toward various services for multiple kinds of providers complements Humana’s focus on primary care and on systems, processes and integrated clinical programs that help providers do their best work and improve population health. Aetna’s Healthagen insights technology fits well with our Transcend, Transcend Insights and CareHub/CGX assets. In addition, our Humana Pharmacy, Humana at Home, and Humana Vitality capabilities will increase clinical engagement, with a focus on consumer empowerment, for millions more people nationwide.

•	Greater, more diversified local market reach, creating economies of scale that support affordable premiums and lower administrative costs. The combined company will have more than 33 million commercial and government members across the country, as well as both the largest Medicare Advantage and Prescription Benefit Management programs. With this increased scale, we will be able to offer cost efficiency over a much larger membership base to help keep premiums affordable.

In addition, the combined company will be able to offer physicians a more integrated experience, thereby driving greater administrative efficiencies and increasing the quality and quantity of time doctors can spend providing patient care.

Thus, scale through this combination doesn’t just mean bigger. It also means better – better consumer experiences, better clinical outcomes and more affordable, quality healthcare for millions more people.

28.	How does this impact my contract with Humana? How will this transaction effect reimbursement rates?

We are working with providers as we always have and are operating as usual. Providers should see no changes in how we work with them through the closing of the transaction. As always, we will continue to partner with providers to help the members we jointly serve achieve their best health with better outcomes and lower costs.

29.	Will my primary point of contact change as a result of this transaction?

We are working with providers as we always have and are operating as usual. Providers can continue to work with the same representatives as they do today.

30.	Will my patients see any changes in premiums, deductibles, providers and coverage as a result of the combination?

We are serving members as we always have and are operating as usual. This means that members’ coverage, network of providers and how we work with them will also continue as usual through the end of their contract year.

Over time, as we bring our companies together, we expect our combination to result in better consumer experiences, better clinical outcomes and more affordable, quality healthcare for millions more people.

LOUISVILLE

31.	Will Humana continue to support the local Louisville community after the transaction closes?

After closing Aetna will make Louisville the headquarters for its Medicare, Medicaid and TRICARE businesses, and will maintain a significant corporate presence in Louisville. We expect to maintain an active and engaged role in our community.

BROKERS

32.	How will this transaction impact Humana’s relationship with its brokers? Will there be changes in points of contact?

We will continue to operate as usual until closing. Humana will continue to quote and renew business as usual and compete in the marketplace. Broker day-to-day contacts will remain the same in the local market as well as in our Service Centers, and neither our brokers nor our group customers should see changes in how we work with them.

33.	How will this transaction impact group customers or members with whom brokers work? What should brokers communicate to group customers and members?

Policies and coverage for our Group Customers and Members will continue as usual, and Humana will continue to manage its network of providers. Over time, as we bring our companies together, we expect our combination to result in better consumer experiences, better clinical outcomes and more affordable, quality healthcare.

SUPPLIERS

34.	How will this transaction impact Humana’s relationship with its suppliers? Will there be changes in contracts or points of contact?

We will continue to operate as usual until closing. Supplier contacts here have not changed, and we will work with our suppliers as we always have.

35.	What happens to contracts after the agreement closes?

Over the coming months, we expect to build a planning team that would work to address how we can best utilize each other’s capabilities and bring our companies together. We are still early in the process and it is therefore premature to discuss specifics at this time.

Important Information For Investors And Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN

THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings;

and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.